January 5, 2005


Via facsimile and U.S. Mail

Mr. William F. Webster
President
Lakeside Mortgage Fund, LLC
443 Redding Drive, Suite 240
Redding, CA  96002

        Re:  Lakeside Mortgage Fund, LLC
     	        File No. 0-50893
	        Filed on October 6, 2004

Dear Mr. Webster:

	We have reviewed your letter dated December 20, 2004 and your amended Form 10-QSB and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1 to Form 10-QSB

Financial Statements

Note 2 (i) Contra-Equity Accounts - page 10
1. We note your response to prior comment 2. We do not understand your interpretation of AICPA TPA TIS 7200.07, which states amounts paid to attorneys, accountants or engineers; commissions paid to selling agents (emphasis added); fees paid to regulatory bodies; and
printing costs for private offerings of a limited partnership should
not be deferred and amortized.  These costs represent offering costs
and are permanent reductions of capital.  Revise to cease your policy
of amortizing these costs and restate your financial statements for
periods that include such amortization.
2. The Division of Investment Management has asked us to inform you
that, on the basis of the information in Lakeside Mortgage Fund, LLC`s amendment number. 2 to Form 10-SB, filed November 19, 2004, the company may be an investment company as defined in Section 3(a)(1) of the Investment Company Act of 1940, despite the company`s representation in the Filing that it is "not an investment company within the meaning of the Investment Company Act. . . ."

Section 3(a)(1) of the Investment Company Act defines "investment company" as any issuer that, among other things:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities . . . or (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer`s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.1

Based on the company`s representations and financial statements included in the Filing, the company currently appears to own investment securities in excess of 40% of its total assets, and may be "engaged primarily . . . in the business of investing, reinvesting, or trading in securities."

The company may believe that it may rely on one of the exclusions from the definition of investment company set forth in the Investment
Company Act. For example, Section 3(c)(5)(C) of the Investment Company Act provides that a company "primarily engaged in . . . purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" is excluded from the definition of investment company for purposes of the Investment Company Act.
The
staff of








the Division of Investment Management has interpreted this exclusion to require that at least 55% of a company`s assets must be invested in mortgages and other liens on and interests in real estate and an additional 25% must be in real estate-related assets in order to be found to be "primarily engaged" in real estate.2

The company may also believe that it may rely on Rule 3a-2 under the
Investment company Act while it raises capital through the current offering and deploys those assets in qualifying investments under
Section 3(c)(5)(C). Rule 3a-2 provides a temporary exemption from the definition of investment company under certain circumstances.3

Please provide a written explanation as to whether the company is an investment company. Include in your explanation an overview of
Section 3(a)(1)(A) and Section 3(a)(1)(C) of the Investment
Company
Act discussed above to provide context to the company`s discussion of its investment company status. In addition, because it appears that the company may intend to rely on one of the exclusions from the definition of investment company set forth in the Investment Company
Act, please provide a written description of any exclusion on which the company may intend to rely, as well as an explanation of whether the company can satisfy the requirements of the exclusion.

Furthermore, if you believe that the company may rely on one of the exclusions from the definition of investment company, please include in the filing the company`s potential status as an investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C) if the nature of the company`s business changes so that it may, in fact, become primarily engaged in the business of investing, reinvesting, or trading in securities or own investment securities in excess of 40% of its total assets.






Please send your written response, within 30 days of receipt of this letter, to the attention of Tara Royal of the Division of Investment
Management`s Office of Chief Counsel at the following address:

Office of Chief Counsel
Division of Investment Management
Securities and Exchange Commission
901 E Street, N.W.
Washington, D.C. 20004



					*   *   *


      File an amendment in response to our comments within 15 days of the date of this letter. Also, provide a letter that indicates by page number where you have responded to each of the above comments.
If you believe a comment is inappropriate or inapplicable, indicate your position and the basis for your position in your letter. We may have additional comments after we have reviewed your revised materials and your response to our comments.

	Questions on any accounting issues should be directed to
Heidi
Berg at          (202) 824-5463 or to Paul Cline, Senior
Accountant
at (202) 942-1782. Questions regarding the second comment should be directed to Tara Royal at (202) 942-7973. All other questions may be directed to Michael Clampitt at (202) 942-1772, or me at (202) 942-1796.


						Sincerely,



						David S. Lyon
						Senior Financial Analyst

1 	Section 3(a)(2) of the Investment Company Act provides that
the
term "investment securities" includes "all securities except (A) Government securities, (B) securities issued by employees' securities companies, and (C) securities issued by majority-owned
subsidiaries
of the owner which (i) are not investment companies, and (ii) are not
relying on the exception from the definition of investment company in
paragraph (1) or (7) of subsection (c)" of the Investment Company
Act.
2 	See, e.g., Greenwich Capital Acceptance, Inc. (pub. avail.
Aug.
8, 1991); United Bankers, Inc. (pub. avail. Mar. 23, 1988).

      Based on a review of the Company's financials, the Company currently is not eligible for the exception of Section 3(c)(5)(C) of the Investment Company Act as only 53% of its assets are currently invested in mortgages and other liens on real estate and it holds no real estate-related assets.

3 	Rule 3a-2 provides for a one-year exclusion from the
definition
of investment company. The one-year period is calculated from the date on which the Company owns securities and/or cash having a value exceeding 50% of the Company's total assets.

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Lakeside Mortgage Fund, LLC
Page 1